SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Call notice for Extraordinary Shareholders’ Meeting” dated on August 02, 2010.

(Sao Paulo, Brazil – August 02, 2010) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the Extraordinary Shareholders´ Meeting to be held at 11:00 a.m. on August 12, 2010 at the Company headquarters located at Rua Martiniano de Carvalho, 851 - Auditorium, Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

1. To promote adaptations in the Company’s Bylaws:

1.1 – To adapt the composing of Article 3 to be compatible with the new item (vii) of Article 22 which sets the Board’s jurisdiction for the creation and extinction of branches, offices, agencies and representations of the Company in the country.

1.2 – To adapt the composing of Article 17 which deals with the jurisdiction of the Board of Directors to fix the jurisdiction of the body to: (i) approve the creation and extinction of the Company’s subsidiaries in the country or abroad; (ii) approve the creation of technical committees and consulting for assistance; (iii) approve the Company's participation in general consortiums aiming the development of the Company's corporate activities and delegate limits to the Executive Board for such approval; (iv) establish limits to the Executive Board for the structure organizational approval; authorization for alienation of fixed assets, constitution of rem guarantees, rendering of guarantees for third party obligations; approve the Company career and salary plan, policies of incentives and professional development, regulation and employees, collective bargaining and complementary pension fund policy adherence or termination; authorization for the practice of gratuitous acts.

1.3 – To include paragraph 4 in the Article 19 which deals with the Board’s of Director Meetings, to formalize the possibility of hold the Board’s meetings through virtual means, such as conference calls, videoconferencing or other means that allow the manifestation of the Board’s vote.

1.4 – To adapt the article 22 which deals with the jurisdiction of the Executive Board to:

1.4.1 - Fix the jurisdiction of the body to: (i) approve the planning of financial operations; (ii) ensure compliance with the standards of ethical conduct; (iii) elaborate and submit to the Board of Directors the policies of institutional responsibility; (iv) approve the establishment of technical committees and consulting for assistance; (v) according to limits set by the Board of Directors: approve purchases of materials, equipments, goods, services and sales of fixed assets; approve the organizational structure; authorize the practice of gratuitous acts;

1.4.2 – Effect adjustments that aim: (i) better specify the responsibilities of Executive Board members regarding to the Company’s representation and the provision of annual accounts; (ii) allow the Company’s representation only by a Director or a assignee, vested with specific powers to act not involving in the creation of responsibility for the Company (new paragraph 4, reflecting in the paragraphs 2 and 3); (iii) standardize expressions used in the Bylaws to the expressions used by the Law.

2. To approve the Consolidated Bylaws.

3. To elect the Board of Director member to the vacancy at the time occupied by a member elected by the own Board of Directors, in accordance with article 150 of Law #6.404/76.

GENERAL INSTRUCTIONS:

(i) In accordance to Article 12 of the Company’s Bylaws, may only take part and vote in the General Meeting, the shareholders whose shares are registered in their name, in the own book, up to 72 (seventy two) hours before the appointed date for the respective Meeting.

(ii) Individual shareholders must present identity card and CPF.

(iii) In order to confer more celerity and efficiency to the work of the General Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7428; 3549-7422 and 3549-7423), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on August 10, 2010. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation. Powers-of-attorney issued abroad must be consulate; the documents drawn up in a foreign language should be translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(iv) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body as of August 10, 2010, inclusive.

(v) According to CVM´s rule #165 and #282, 5% (five per cent) is the minimum percentage of participation in the voting capital stock to require the adoption of multiple voting process to elect any member of the Board of Directors;

(vi) The Bylaws copy containing the proposed alterations, the report detailing the explanation for such changes, as well as information of the Board of Directors whose powers-of-attorney effectuation shall be deliberate, as items 12.6 to 12.10 of Reference Form, are available to shareholders at the Company headquarters, being able for consulting at the Company’s website (www.telefonica.com.br), CVM – Securities Commission – website (www.cvm.gov.br) and Bovespa – Bolsa de Valores do Estado de São Paulo – website (www.bovespa.com.br).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 02, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director